02037562

FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-15276

5-1-02

For the month of: **May, 2002**

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant's name into English)

2489 Bellevue Avenue,
West Vancouver, British Columbia, Canada V7V 1E1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - ___]

This Form 6-K consists of:

1. Copies (as attached) of documents of the Company as mailed to the Company's shareholders and as filed with Canadian regulatory authorities in connection with the Company's Annual General Meeting scheduled for June 24, 2002:

   (a) Notice of Annual General Meeting;
   (b) Information Circular;
   (c) Form of Proxy;
   (d) Shareholder Return Card; and
   (e) 2001 Annual Report containing audited financial statements of the Company for the year ended December 31, 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 23rd day of May, 2002.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Registrant)

By: ______________________________
Bruce E. Morley, Chief Legal Officer

P:\word\2002\agm\form6k.doc

CLEARLY CANADIAN BEVERAGE CORPORATION

Annual General Meeting
to be held June 24, 2002

Notice of Annual General Meeting
and
Information Circular

May 6, 2002

CLEARLY CANADIAN BEVERAGE CORPORATION

2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of Clearly Canadian Beverage Corporation (the "Company") will be held at the 2nd Floor, Conference Centre, 888 Dunsmuir Street, Vancouver, British Columbia on Monday, June 24, 2002 at 10:00 a.m. At the meeting, the shareholders will receive the financial statements of the Company for the year ending December 31, 2001, together with the auditors' report on those statements, and will consider resolutions to:

1. elect directors for the ensuing year;

2. appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to determine the remuneration to be paid to the auditors; and

3. transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company before the close of business on Thursday, June 20, 2002, then the shareholder will not be entitled to vote at the meeting by proxy.

If you are a *non-registered shareholder* of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. **If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the meeting, either in person or by proxy.**

An information circular and form of proxy, together with a reply card for use by shareholders who wish to receive the Company's interim financial statements, accompany this notice.

Dated at Vancouver, British Columbia the 6th day of May, 2002.

ON BEHALF OF THE BOARD

(signed) *Douglas L. Mason*

President and Chief Executive Officer

CLEARLY CANADIAN BEVERAGE CORPORATION

2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1

INFORMATION CIRCULAR

(as at May 6, 2002 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Clearly Canadian Beverage Corporation (the "Company"). The form of proxy which accompanies this Circular (the "Proxy") is for use at the annual general meeting of the shareholders of the Company to be held on Monday, June 24, 2002 (the "Meeting"), at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the Proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent him at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided. The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 by the close of business on Thursday, June 20, 2002.

A proxy may be revoked by:

(a) signing a proxy with a later date and delivering it at the time and place noted above;

(b) signing and dating a written notice of revocation and delivering it at the time and place noted above; or

(c) attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for the election of directors and the appointment of the auditors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a "Non-Registered Holder") in respect of shares which are held either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")), of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 7,043,682 common shares issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at May 6, 2002 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
Cede & Co.*	4,646,243	66.0%
CDS & Co.*	2,125,766	30.2%

* The beneficial owners of these shares are not known to the directors or senior officers of the Company.

As at May 6, 2002, the total number of common shares owned or controlled by senior management and the directors of the Company and its subsidiaries as a group was 1,138,486 common shares, representing 16.2% of the total issued and outstanding common shares.

ELECTION OF DIRECTORS

The Company's Articles provide for a rotation of the terms of office for directors on the Company's board of directors. Directors are appointed for three-year terms, however one-third (or the next smaller whole number if the number of directors is not a multiple of three) of the number of directors fixed pursuant to the Articles is required to retire from office at succeeding annual general meetings. A retiring director is eligible for re-election and shall act as a director throughout the meeting at which he retires. The Company's board of directors is currently comprised of eight directors.

In accordance with the Company's Articles, the number of directors proposed to be elected at the Meeting is two. Management does not contemplate that any of its nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company.

The following table states (a) the names of all the persons proposed by management to be nominated for election as directors at the Meeting, (b) the names of the other persons whose term of office as a director will continue after the Meeting, and in respect of all persons referred to in (a) and (b) above, all other positions and offices now held with the Company, their principal occupation or employment, the dates upon which they were most recently and initially elected or appointed directors of the Company, and the approximate number of shares of the Company beneficially owned, directly or indirectly, by each of them.

Name	Principal Occupation & Residence	Date of Appointment	Position Held	No. of Shares Beneficially Owned[(1)]
(a) Persons Proposed by Management to be Nominated for Election as Directors at the Meeting				
Douglas L. Mason	President and Chief Executive Officer of the Company, West Vancouver, Canada	Most Recent Appointment: June 24, 1999 Initial Appointment: June 2, 1986	President, Chief Executive Officer and Director	406,459[(2)]
Nigel G. Woodall	Chartered Accountant, North Vancouver, Canada	Most Recent Appointment: June 24, 1999 Initial Appointment: October 10, 1997	Director	11,349
(b) Persons Whose Term of Office as a Director Will Continue After the Meeting				
James J. Duffy	Chief Operating Officer of Advanced H2O, Inc., Bellevue, U.S.A[(3)]	Most Recent Appointment: June 29, 2001 Initial Appointment: January 7, 1999	Director	212,155
Neville W. Kirchman	President and Chief Executive Officer of the Princess Margaret Hospital Foundation, Toronto, Canada	Most Recent Appointment: June 29, 2001 Initial Appointment: June 26, 1998	Director	4,705
Stuart R. Ross	Chief Financial Officer of the Company, West Vancouver, Canada	Most Recent Appointment: June 23, 2000 Initial Appointment: January 13, 1988	Chief Financial Officer and Director	51,100[(2)]

Name	Principal Occupation & Residence	Date of Appointment	Position Held	No. of Shares Beneficially Owned[(1)]
Bruce E. Morley	Barrister & Solicitor, West Vancouver, Canada	Most Recent Appointment: June 23, 2000 Initial Appointment: June 29, 1994	Chief Legal Officer, Secretary and Director	11,764[(2)]
Glen D. Foreman	Beverage Marketing Consultant, Richmond, Canada	Most Recent Appointment: June 23, 2000 Initial Appointment: October 6, 1988	Director	14,872
Gerald M. Astor	President and Chief Executive Officer of Advanced Energy Management Systems Inc., a California based energy management company, Sherman Oaks, California	Most Recent Appointment: September 25, 2000 Initial Appointment: September 25, 2000	Director	1,848

(1) The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the above named persons individually.

(2) In addition, Waterfront Capital Corporation ("Waterfront") owns 422,100 shares of the Company. Each of Douglas L. Mason and Stuart R. Ross is a director, officer and shareholder of Waterfront. Bruce E. Morley is also a director of Waterfront.

(3) Advanced H2O, Inc. ("AH2O") is a contract bottler for the Company. Pursuant to an asset purchase agreement dated February 2002, AH2O acquired certain production facility assets that the Company's U.S. subsidiary, CC Beverage, used in connection with its Burlington, Washington bottling plant. As part of that transaction, James J. Duffy was hired by AH2O as its Chief Operating Officer, however, he still remains as a director of the Company.

Advance notice of the Meeting was published in *The Province* newspaper on April 26, 2002 in accordance with section 111 of the *Company Act* (British Columbia). No nominations for directors have been received from the members of the Company.

CORPORATE GOVERNANCE

The Toronto Stock Exchange requires disclosure by each listed company in its information circular or annual report of its approach to corporate governance with reference to guidelines for effective corporate governance. The following discussion is provided in compliance with the listing requirements of The Toronto Stock Exchange.

The Company is fully or substantially aligned with nearly all of the guidelines. The guidelines are not requirements, but recommendations; flexibility in approaches to corporate governance practices is important, particularly in the case of a company led by an entrepreneur which may have to develop its own system of corporate governance, reflecting its own circumstances, in order to most effectively pursue shareholder value. The Company believes that in the case of some of the recommended guidelines, the alternative approach of the Company is preferable given its entrepreneurial leadership.

The Company's Board of Directors (the "Board") and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The following table sets out the fourteen guidelines from The Toronto Stock Exchange Company Manual, together with a summary of the position of the Company with respect to each guideline.

TSE Governance Guidelines	Does the Company Align with the Guidelines?	Comments
1. Board should explicitly assume responsibility for stewardship of the Company, and specifically for:		
(a) adoption of a strategic planning process	Yes	The Board reviews strategic issues at meetings through the year.
(b) identification of principal risks, and implementing risk management systems	Yes	The audit committee and the Board periodically assess the Company's principal risks. Senior management and the audit committee regularly review the Company's systems of internal controls.
(c) • succession planning	No	A formal succession plan has not been adopted. The Board intends to consider a plan in the future.
• monitoring senior management	Yes	The compensation committee and the Board monitor the performance of the Chief Executive Officer and senior management. The compensation of the Chief Executive Officer and senior management is partly performance linked.
(d) communications of internal control and management information systems	Yes	The Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Director of Communications and Public Affairs are responsible for the Company's communication policy with respect to shareholders, lenders, market analysts, employees, the industry, governments and the public.
(e) integrity of internal control and management information systems	Yes	The audit committee and the Chief Financial Officer regularly review the integrity of these systems, consulting with the Company's auditors as appropriate.
2. Majority of directors should be "unrelated" (independent of management and free from conflicting interests)	Yes	Of the eight Board members, five are unrelated. The remaining three are automatically deemed related by being members of senior management. The nominating committee regularly considers proposed appointments of additional directors.
3. Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	In deciding whether a particular director is "related" or "unrelated" the Board examined the factual circumstances of each director and considered them in the context of a number of relevant factors.

TSE Governance Guidelines		Does the Company Align with the Guidelines?	Comments
4.	Appoint a committee responsible for appointment/assessment of directors	Yes	The Board established a nominating committee in November 1997. This committee is reappointed annually. The nominating committee is currently comprised of four directors, two of whom are unrelated.
5.	Implement a process for assessing the effectiveness of the Board, its committees and individual directors	Yes	The process is one of informal review and consultation. As well, directors periodically discuss the effectiveness of Board operations as part of Board or committee meetings.
6.	Provide orientation and education programs for new directors	Yes	Prior to official appointment, new directors are provided considerable education and orientation about the Company and the industry.
7.	Examine the size of Board, with a view to improving effectiveness	Yes	The Board currently consists of eight members, which is within an effective range for the Company.
8.	Review compensation of directors in light of risks and responsibilities	Yes	The compensation committee reviews this item on a periodic basis.
9.	Committees should generally be composed of non-management directors, a majority of whom should be unrelated	Yes	The audit and compensation committees have a majority of non-management directors.
10.	The Board should assume responsibility for or appoint a committee responsible for the Company's approach to corporate governance issues	Yes	The Board is responsible for the Company's approach to corporate governance issues.
11.	◦ Develop position descriptions for the Board and the Chief Executive Officer	No	There can be no specific or narrow position for the Board since the Board has general responsibility to oversee the management of the Company and to represent the shareholders' interests, and the position of the Chief Executive Officer is reviewed each year by the Board.
	◦ Board should approve Chief Executive Officer's corporate objectives	Yes	The Chief Executive Officer's responsibility is to implement corporate policies and objectives as determined by the Board. Certain performance objectives relating specifically to compensation may be established by the compensation committee.

TSE Governance Guidelines		Does the Company Align with the Guidelines?	Comments
12.	Establish structures and procedures to enable the Board to function independently of management	Yes	The Board has three committees (audit, compensation and nominating), two of which are composed of a majority of directors who are "outside" and "unrelated".
13.	• Establish an audit committee with a specifically defined set of roles and responsibilities	Yes	The Board has an audit committee with specifically defined terms of reference and operating procedures.
	• All members should be non-management directors	No	The majority of members are non-management, in accordance with the *Company Act* (British Columbia).
14.	Implement a system to enable individual directors to engage outside advisers, at the Company's expense	Yes	Individual directors can engage outside advisers with the authorization of the appropriate committees.

Composition of the Board of Directors

The Board is currently comprised of eight directors, five of which are considered by the Board to be unrelated directors. The Board considers an unrelated director to be independent of management and free from any interest in any business or relationship which could or could be reasonably perceived to materially interfere with the director's ability to act with a view to the best interests of the Company.

Committees of the Board of Directors

The Board has established an audit committee, a compensation committee and a nominating committee. The Board does not have an executive committee.

The audit committee reviews the annual and interim financial statements of the Company and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board with respect to such statements and documents. This committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in the Company's business and risk management programs relating thereto. This committee also reviews with the auditors and management the adequacy of the internal accounting control procedures and systems within the Company. The audit committee is composed of three directors, two of whom are outside directors and considered unrelated.

For particulars of the composition and functions of the compensation committee, see "Executive Compensation - Compensation Committee".

The nominating committee is responsible for finding and nominating qualified candidates to serve as directors of the Company. The nominating committee regularly considers proposed appointments of additional directors. The nominating committee is composed of the Chief Executive Officer and Chief Legal Officer of the Company and two outside directors.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

The following table sets forth all annual and long term compensation for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2001, 2000, and 1999 paid to the Company's seven executive officers, including the Chief Executive Officer and the other four most highly compensated executive officers of the Company (the "Named Executive Officers"):

Summary Compensation Table
(stated in U.S. dollars)

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation[2] ($)	Securities Under Options/SARs Granted[3] (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
Douglas L. Mason[1], President and Chief Executive Officer	2001 2000 1999	217,955 185,300 218,000	nil nil nil	nil nil 5,131	75,000 nil 3,896	nil nil nil	nil nil nil	nil nil nil
Stuart R. Ross[1], Chief Financial Officer	2001 2000 1999	155,004 131,750 155,000	nil nil nil	nil nil 3,618	60,000 nil 3,706	nil nil nil	nil nil nil	nil nil nil
Bruce E. Morley[1], Chief Legal Officer and Secretary	2001 2000 1999	168,020 151,499 156,953	nil nil nil	nil nil nil	60,000 nil 9,999	nil nil nil	nil nil nil	nil nil nil
Tom Koltai Chief Operating Officer	2001 2000 1999	97,973 99,653 100,527	nil nil nil	nil nil nil	20,000 nil 34,794	nil nil nil	nil nil nil	nil nil nil
Jonathan J. Cronin, Vice President, Marketing, of C.C. Beverage (US) Corp.	2001 2000 1999	95,000 95,000 95,000	nil nil nil	nil nil nil	20,000 nil 20,382	nil nil nil	nil nil nil	nil nil nil
James J. Duffy[4], formerly President, C.C. Beverage (US) Corp.	2001 2000 1999	120,000 120,000 120,000	nil nil nil	nil nil nil	40,000 nil 62,235	nil nil nil	nil nil nil	nil nil nil
Michael R. Duffy[4] formerly Operations Manager of C.C. Beverage (US) Corp.	2001 2000 1999	90,000 90,066 90,000	nil nil nil	nil nil nil	20,000 nil 26,765	nil nil nil	nil nil nil	nil nil nil

(1) Compensation is paid to companies controlled by the Named Executive Officer on a fees basis for consulting services rendered to the Company and is inclusive of applicable Canadian federal and provincial taxes.

(2) Imputed interest on loans from the Company to certain Named Executive Officers to purchase shares of the Company under the Company's employee share purchase plan. The loans were repaid in full in January 2000.

(3) On February 18, 1999, the common shares of the Company were consolidated on the basis of 4.25 old for 1 new common share. The numbers of securities under options are provided on a post-consolidation basis.

(4) James J. Duffy and Michael R. Duffy are brothers and in 1995 they co-founded Cascade Clear Water Co., which in 1998 was acquired by the Company and became part of the Company's U.S. operating subsidiary (now known as CC Beverage (U.S.) Corporation). From January 1998 to January 2002, James Duffy and Michael Duffy were directors and senior officers of CC Beverage. In connection with an asset purchase agreement dated February 2002 between CC Beverage and Advanced H2O, Inc. ("AH2O"), James Duffy and Michael Duffy accepted employment with AH2O, which company provides co-packing (bottling) services to CC Beverage. James J. Duffy remains as a director of the Company.

Other Compensation

Certain Named Executive Officers of the Company are entitled to business related club memberships and other business related compensation. The total value of this other compensation did not exceed the lesser of (i) Cdn$50,000 and (ii) 10% of the total of the annual salary and bonus of the Named Executive Officers for the financial year. All perquisites and benefits are valued on the basis of the incremental cost to the Company

Executive Retirement Plan

The Company and certain senior officers/directors participate in an executive retirement plan (the "Plan"). The contributions for the Plan are paid by the Company to the senior officers/directors to provide the net after-tax funding premium requirement under the Plan. The Plan has both a life insurance component and a retirement fund component. The life insurance component provides a death benefit payable to the senior officer's/director's named beneficiary or estate. Under the retirement component, a portion of the contributions to the Plan funds retirement income for the senior officer/director. The actual amount of retirement income is based on deposits made to the Plan and the rate of return earned on such deposits, as administered by the life insurance company under the Plan.

No payments were made by the Company under the Plan for any of the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

The Company maintains a stock option plan (the "Stock Option Plan") that was initially approved by the Company's shareholders at the Company's annual meeting held on June 27, 1997. An amendment to the Stock Option Plan was subsequently approved by the shareholders at an annual meeting held on June 29, 2001. The amendment increased the number of common shares of the Company issuable under the Stock Option Plan to 1,750,000, representing approximately 25% of the issued and outstanding common shares of the Company at that time. The Stock Option Plan is administered by the Company's secretary, or such other officer or employee of the Company as may be designated by the board of directors of the Company. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. As of April 30, 2002, there are options outstanding under the Stock Option Plan entitling the holders of the options to purchase up to 1,688,391 common shares at varying exercise prices.

The following table sets forth stock options granted to Named Executive Officers during the most recently completed financial year ended December 31, 2001:

Option/SAR grants during the
most recently completed financial year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn$/Security)	Expiration Date
Douglas L. Mason	75,000	15.6%	1.15	1.15	Feb. 21, 2011
Stuart R. Ross	60,000	12.5%	1.15	1.15	Feb. 21, 2011
Bruce E. Morley	60,000	12.5%	1.15	1.15	Feb. 21, 2011
Tom Koltai	20,000	4.2%	1.15	1.15	Feb. 21, 2011
Jonathan Cronin	20,000	4.2%	1.15	1.15	Feb. 21, 2011
James J. Duffy	40,000	8.3%	1.15	1.15	Feb. 21, 2011
Michael R. Duffy	20,000	4.2%	1.15	1.15	Feb. 21, 2011

Aggregated option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

The following table sets forth details of all exercises of stock options/SARs by Named Executive Officers during the Company's fiscal year ended December 31, 2001 and the fiscal year end value of unexercised options/SARs on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[(1)] ($)	Unexercised Options/SARs at December 31, 2001		Value of Unexercised in-the-Money Options/SARs at December 31, 2001[(2)]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Douglas L. Mason	nil	nil	215,000	nil	nil	nil
Stuart R. Ross	nil	nil	167,490	nil	nil	nil
Bruce E. Morley	nil	nil	134,000	nil	nil	nil
Tom Koltai	nil	nil	59,500	nil	nil	nil
Jonathan J. Cronin	nil	nil	54,500	nil	nil	nil
James J. Duffy	nil	nil	114,000	nil	nil	nil
Michael R. Duffy	nil	nil	55,000	nil	nil	nil

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2) "In-the-Money Options" means the excess of the market value of the Company's shares on December 31, 2001 over the exercise price of the options. The closing price of the Company's shares on December 31, 2001 was Cdn$0.95.

Option and SAR Repricings

None of the options or SARs held by the Company's Named Executive Officers were repriced during the Company's financial year ended December 31, 2001.

Employment and Management Agreements

Certain of the Named Executive Officers, or companies controlled by them (the "Contracted Party or Parties"), have employment, management or consulting agreements (the "Agreements") with the Company. The Agreements are for terms of two to five years and certain of the Agreements are renewable on an evergreen basis, while others are renewable on the mutual agreement of the Company and the Contracted Party. The fees payable under the Agreements are subject to annual review, however any increase or decrease in the fee payable to a Contracting Party requires the agreement of the Company and the Contracting Party. Additionally, under such Agreements, provision is made for reimbursement of any expenses actually and properly incurred by the Contracted Parties.

Certain of the Agreements expire on the occurrence of the earliest of the following:

(a) the resignation of the Contracted Party;

(b) the Company terminating the Contracted Party's services with cause upon certain "Events of Termination" (as defined therein); and

(c) the Company giving notice of termination to the Contracted Party without cause (i.e. without an Event of Termination having occurred).

If certain of the Agreements are terminated without cause in accordance with item (c) above, the Agreements provide that the Company is obliged to pay certain of the Contracted Parties an amount calculated by multiplying the annual fee then payable by five, two, or one and one-half times (the Company's payout requirements vary amongst the respective Contracted Parties). Certain of the Agreements can be terminated, or not renewed, without compensation, provided that proper notice is given.

Compensation Committee

The Company's compensation committee is comprised of three directors, namely, Stuart R. Ross, Neville W. Kirchman and Nigel G. Woodall. The compensation committee engages the services of outside consultants to assist it from time to time in determining the appropriate kinds of compensation for executive officers.

Report on Executive Compensation

During the most recently completed financial year, the Company's compensation committee set compensation of executive officers (including the Named Executive Officers) in a manner consistent with the compensation provided by other comparable companies within the beverage industry.

The Company's executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the beverage industry and companies of comparable size, thereby enabling the Company to compete for and retain executives important to the Company's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

The objectives of the executive compensation strategy are as follows: (i) to attract and retain talented and effective individuals to provide those functions which are important to the Company's success; (ii) to encourage and recognize high levels of performance by linking achievement of specific goals with inventive compensation; and

(iii) to establish a clear linkage between long term executive compensation and the interests of the Company and its shareholders.

The Company's executive compensation program has four components: (i) base salary; (ii) bonus compensation; (iii) stock option grants; and (iv) other compensation and benefits. These components may be summarized as follows:

- Base Salary

The Company approves ranges for base salaries for executive officers at all levels of the Company and its subsidiaries based on advice received from independent consultants and reviews of market data from peer groups, industry and national surveys. The level of base salary for each executive officer within a specified range is determined by the Company based primarily on the executive officer's past performance, as well as by the level of responsibility, expertise and the importance of the executive officer's position to the Company.

- Bonus Compensation

Officers and employees of the Company are eligible for annual incentive awards. Corporate performance, as assessed by the compensation committee and the board of directors, determines the bonus compensation to be paid by the Company to all eligible officers and employees. The targets for corporate performance established by the board of directors are set primarily by reference to the Company's expected financial performance during the fiscal year, as well as by reference to other significant factors, such as, cash management, strategic business development and management of personnel resources. The compensation committee and the board of directors have the discretion to modify corporate performance targets throughout the year.

- Stock Option Grants

The Company's Stock Option Plan is administered by the Company's secretary, or such other officer or employee of the Company as may be designated by the board of directors of the Company. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Company considers stock option grants when reviewing executive officer compensation packages as a whole.

- Other Compensation and Benefits

Benefits are maintained at a level which is competitive overall in relation to appropriate external comparisons. Executive officers of the Company are entitled to certain perquisites which vary with their level of responsibility. These perquisites are considered part of a competitive compensation package and are not always related to corporate performance.

- Chief Executive Officer's Compensation

The basis upon which the compensation of the Company's Chief Executive Officer is determined is consistent with the compensation policy and structure which is applicable to all of the Company's executive officers.

Shareholder Return Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Company's common shares against the cumulative total return of a broad equity market index assuming reinvestment of dividends. The graph compares the total cumulative shareholder return for Cdn$100 invested in common shares of the Company for a five year period ending December 31, 2001with the cumulative total return of The Toronto Stock Exchange ("TSE") 300 Stock Index and the Standard and Poor's ("S&P") Composite 500 Index, respectively.

Comparison of Five-Year Cumulative Total Shareholder Return on the Common Shares of the Company, the TSE 300 Stock Index and the S&P 500 Composite Index


Cumulative Value of CDN$100 Investment Assuming Reinvestment of Dividends
$300
$200
$100
$0
TSE 300
Company
S&P 500

	1996	1997	1998	1999(1)	2000(1)	2001(1)
TSE 300	$100	$102.91	$109.43	$141.96	$150.73	$129.72
Company	$100	$69.23	$26.92	$13.57	$10.86	$8.60
S&P 500	$100	$131.01	$165.95	$198.35	$178.24	$154.99

(1) On February 18, 1999, the common shares of the Company were consolidated on the basis of 4.25 old for new common share. The cumulative shareholder return on the common shares of the Company is adjusted to reflect the consolidation.

Compensation of Directors

During its most recently completed financial year, the Company paid an aggregate of Cdn$50,365 to four directors. Such directors are not executive officers and such compensation was paid to them for services rendered in their capacity as directors of the Company.

In their positions as directors/officers of the Company and for services rendered and responsibilities assumed in such capacity, certain directors/officers participate in and have benefit entitlements under the Company's executive retirement plan (see "Executive Compensation - Executive Retirement Plan") as well as entitlement to medical, dental, insurance benefits and to stock option compensation. If the agreements with certain directors/officers are terminated without cause, or if such director/officer resigns following a change in de facto control of the Company, the Company is obligated to pay such director/officer an amount equal to the remaining premiums payable under the executive retirement plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, senior officers, or their respective associates or affiliates are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

At the Company's 2001 annual general meeting, shareholders approved an arrangement for the reduction in the fees payable under certain agreements (the "Consulting Agreements") between the Company and companies (the "Consulting Companies") controlled by each of Douglas L. Mason, Stuart R. Ross and Bruce E. Morley. The Consulting Agreements were amended so as to reduce the ongoing fees payable under the Consulting Agreements by between 15% and 23%. The reduction in the amount of the fees also had the effect of reducing the amount payable by the Company in the event of a termination of the Consulting Companies without cause. In exchange for agreeing to the reduction, the Consulting Companies each received a lump sum payment consisting of a combination of cash and common shares of Waterfront Capital Corporation (held as a long-term investment by the Company), all as set out in the information circular prepared in connection with the Company's 2001 annual general meeting.

Except as otherwise set out herein, none of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the Board, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate PricewaterhouseCoopers LLP, Chartered Accountants, for appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation by management of the Company will, on any poll, be voted as directed and, if there is no direction, for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. PricewaterhouseCoopers LLP was initially appointed as the Company's auditors by the directors of the Company pursuant to section 178(4) of the *Company Act* (British Columbia) effective December 31, 1997.

Audit Committee

Pursuant to the *Company Act* (British Columbia) the Company is required to have an audit committee comprised of three directors, two of whom are not officers or employees of the Company. The Company's current audit committee consists of:

Name	Present Position
Stuart R. Ross	Chief Financial Officer and Director
Neville W. Kirchman	Director
Nigel W. Woodall	Director

OTHER MATTERS TO BE ACTED UPON

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters specified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

Dated at Vancouver, British Columbia the 6th day of May, 2002.

ON BEHALF OF THE BOARD

(signed) *Douglas L. Mason*

President and Chief Executive Officer

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 6th day of May, 2002.

(signed) Douglas L. Mason
Douglas L. Mason
President and Chief Executive Officer

(signed) Stuart R. Ross
Stuart R. Ross
Chief Financial Officer

CLEARLY CANADIAN BEVERAGE CORPORATION

(the "Company")

PROXY

ANNUAL GENERAL MEETING
to be held on June 24, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY

I am the registered owner of common shares in the capital of the Company and I appoint Douglas L. Mason, or, in this person's absence, Stuart R. Ross or

____

[*You may fill in the name of another person you wish to act for you; see note 1 at the end of this form.*]

as my proxy to attend and act for me in respect of all the common shares registered in my name at the annual general meeting of the Company to be held on Monday, June 24, 2002 and at any and all adjournments of that meeting. Without limiting the general powers conferred by this proxy, I direct my proxy to vote as follows:

(1) To elect directors for the ensuing year as follows:

To elect Douglas L. Mason as a director of the Company;

VOTE FOR ( ) WITHHOLD VOTE ( )

To elect Nigel G. Woodall as a director of the Company;

VOTE FOR ( ) WITHHOLD VOTE ( )

(2) To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to determine the remuneration to be paid to the auditors.

VOTE FOR ( ) WITHHOLD VOTE ( )

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

IF I HAVE NOT SPECIFIED THAT MY PROXY VOTE IN A PARTICULAR WAY, THEN I DIRECT MY PROXY TO VOTE FOR EACH RESOLUTION.

I AUTHORIZE MY PROXY TO ACT FOR ME AND TO VOTE AS HE OR SHE SEES FIT ON ANY MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

Date: ______________________________ (Proxies must be dated)

Signature: ______________________________

Please Print:

Name: ______________________________

Address: ______________________________

____

NOTES TO SHAREHOLDER COMPLETING THIS FORM

1. YOU HAVE THE RIGHT TO APPOINT ANY PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSON DESIGNATED IN THIS FORM TO ATTEND AND ACT FOR YOU AT THE MEETING. If you wish to exercise this right, you should strike out the names printed on this Proxy and insert the name of the person you wish to act for you at the meeting.

2. If you give a proxy and the instructions in it are certain, then the shares represented by the proxy will be voted on any poll in accordance with your instructions, and, where you specify a choice with respect to any matter to be acted on, the shares will be voted on any poll accordingly.

3. You or your attorney authorized in writing must date and sign this Proxy.

4. If you are a corporation, you must execute this Proxy under seal or by an officer or attorney authorized in writing.

5. This Proxy is valid for one year from its date.

6. You must deposit this proxy with Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, before the close of business on Thursday, June 20, 2002.

ANNUAL RETURN CARD FORM

Supplemental Mailing List and
Request for Quarterly Financial Statements

TO: **REGISTERED AND NON-REGISTERED SECURITY HOLDERS OF CLEARLY CANADIAN BEVERAGE CORPORATION (the "Company")**

Non-Registered Shareholders

National Policy Statement No. 41, entitled "Shareholder Communication", provides non-registered security holders with the opportunity to elect annually to have their names added to the Company's Supplemental Mailing List in order to receive quarterly financial statements and other selected shareholder communications.

If you wish your name to be added to the Company's Supplemental Mailing List, please complete, sign and mail this form to the address noted below.

Registered Shareholders

The Company is no longer required to provide quarterly financial statements to its registered shareholders unless the shareholder has requested the Company to do so. If you wish to continue to receive the Company's quarterly financial statements, please complete, sign and mail this form to the address noted below.

MAIL THIS FORM TO:

Pacific Corporate Trust Company
Attention: Corporate Services Division
10th Floor, 625 Howe Street
Vancouver, British Columbia
V6C 3B8

I, as evidenced by my signature affixed hereto, HEREBY CERTIFY THAT I am a security holder (other than of debt securities) of the Company and request that my name be placed on the Company's Supplemental Mailing List.

My shares are: Registered ______ Not Registered ______

____
Name of Security Holder
(please print)

____
Signature
(if the Security Holder is a company, signature of authorized signatory and office held)

____
Address

____

Date: ______________________________

clearly canadian beverage corporation

annual report 2001

consolidated financial statements
12 months ending december 31, 2001

Bold new design


clearly canadian
orange p
clearly canadian
cherry
14 FL.OZ / 414 mL
clearly canadian
blackberry
14 FL.OZ / 414 mL
clearly canadian
peach
clearly canadian
raspberry
clearly canadian
grape
clearly canadian
strawberry
14 FL.OZ / 414 mL


clearly canadian
orange p
new orange pineapple
Clearly Canadian has been revolutionizing the beverage industry for over 10 years and we are not stopping now. Our redesign two years ago made news and had a strong impact in the retail environment. Our new design, unlike any other on the shelf, set new standards in packaging design. Increased volume sales and consumer awareness put us back in the eyes of consumers.
Now we're doing it again with new Orange Pineapple. A great new combination of fruit and citrus flavours and a bold, modern pattern design on the bottle. The new Orange Pineapple design leverages our strong brand presence and takes it to another level. The new flavour combination and pattern design are already impressing retailers and distributors.
See clearly now and try new Orange Pineapple today and be on the lookout for new innovations from Clearly Canadian in the coming months.
clearly canadian. seeclearlynow
For more information visit www.clearly.ca or call 1-800-735-7180 or e-mail info@clearly.ca
Bottled under the authority of Clearly Canadian Beverage Corporation (TSE symbol CLV)

Trade media advertising and in-store retail support


clearly canadian
orange p
clearly canadian. new orange pineapple

Consumer print campaign


reebok
reebok
FITNESS WATER BEVERAGE

New 20oz packaging and flavour


reebok
reebok
reebok

clearly canadian beverage corporation

annual report 2001

President's Message

Dear Shareholder:

This year, Clearly Canadian focused intently on returning to our roots as an innovative marketer of premium alternative beverages. The year 2001 presented many challenges to the economy overall, including the $11.7 billion alternative beverage industry. We experienced increasing competition, consolidation and even more demands from our consumers. In the face of these challenges, Clearly Canadian made decisions that we believe will both satisfy consumer tastes and preferences and deliver the long term value you expect and deserve as a shareholder and investor.

In 2001, we were pleased to see signs of stability in our results for our core brand, Clearly Canadian® sparkling flavoured water. We expect the momentum we see in core brand results to continue in 2002, highlighted by an exciting update to our already compelling and award winning package for Clearly Canadian sparkling flavoured water.

In addition to growing our premium soda business, Clearly Canadian expanded and diversified its distinctive portfolio of beverages and, in the process, helped create a new segment of the alternative beverage market - value added water. Our U.S. launch of Reebok fitness water beverage introduced to health conscious consumers an innovative new beverage containing essential vitamins, minerals and electrolytes. Reebok fitness water beverage is available in an unflavoured and two lightly sweetened flavor choices and is packaged in a dynamic 24 oz PET bottle. Under the terms of the agreement between Clearly Canadian and Reebok, Clearly Canadian is responsible for all aspects of manufacturing, packaging, distribution and marketing for Reebok branded beverages in the United States, Canada and the Caribbean.

Developing and marketing this exciting new beverage with Reebok provides us with a competitive advantage as we draw upon Reebok's leadership position in the fitness industry and their understanding of the fitness and sport consumer. We anticipate that the brand equity of Reebok will provide Reebok fitness water beverage significant consumer exposure and will strengthen our relationships with key distributors and retail accounts.

In 2001, we also demonstrated our commitment to our shareholders to reduce costs while improving our financial and operational position. In the second quarter of 2001, our Company's U.S. subsidiary sold its home and office water business, which resulted in an infusion of cash and a reduction in debt. In the fourth quarter, Clearly Canadian's U.S. subsidiary entered into an agreement to divest of its U.S.-based production facility assets and bottling plant, which agreement includes a long-term "at cost" bottling contract with the purchaser that will allow Clearly Canadian to maintain competitive margins on its product lines produced at the bottling plant. As part of this agreement, the Company's U.S. subsidiary also sold its branded water and private label bottled water business.

The net result of these significant management decisions in 2001 is that Clearly Canadian is now able to focus on its core competencies – the marketing of premium alternative beverages – and to direct greater focus on the selling and marketing of the Company's beverage brands. We will continue our efforts to maximize shareholder value and to provide additional working capital for our marketing initiatives.

Douglas L. Mason
President & Chief Executive Officer

Management Discussion and Analysis of Results of Operations

(all figures below and in the attached schedules are stated in U.S. dollars)

Operating Results

The following discussion addresses the operating results and financial condition of Clearly Canadian Beverage Corporation ("Clearly Canadian") for the year ended December 31, 2001. The Management Discussion and Analysis should be read in conjunction with the Company's consolidated financial statements and the accompanying notes as well as the cautionary statement at the end of this section.

Fiscal 2001 Compared with Fiscal 2000

During the year ended December 31, 2001, the Company's wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation ("CC Beverage"), sold certain of its business assets. The divestiture relates to two business segments: its home and office five-gallon water business and its private label co-pack bottling business and related assets. For reporting purposes, as summarized below, the results and financial position of the Company reflect the results of the "continuing operations" only, whereas the results and financial position of the "discontinued operations" are shown separately. Accordingly, prior year figures have been restated to reflect this change. In determining its results for the year ended December 31, 2001, Clearly Canadian has used the Canadian Institute of Chartered Accountants (CICA) accounting standards dealing with discontinued operations.

Continuing Operations

Sales revenues from continuing operations were $23,257,000 for the year ended December 31, 2001 compared to $23,247,000 for the year ended December 31, 2000. The continuing operations includes revenues from the sale of Clearly Canadian® Sparkling Flavoured Water, Clearly Canadian O+2® oxygen enhanced water beverage, Tré Limone™ and Reebok beverage products.

Gross profit margins from continuing operations were 36.9% for the year ended December 31, 2001 compared with 35.4% for the corresponding period in 2000. This represents gross profit of $8,586,000 for the year ended December 31, 2001 compared to $8,225,000 for the corresponding period in 2000. This increase reflects a change in the Company's product sales mix in 2001 compared to the prior year. In 2001, the Company sold a higher ratio of Clearly Canadian sparkling flavoured water, which had a higher gross profit percentage compared with the Company's other brands sold in 2000.

Selling, general and administrative expenses ("SG&A") from continuing operations were $10,387,000 for the year ended December 31, 2001 compared to $10,992,000 for the same period in 2000. The reduction of SG&A expenses reflects the Company's continuing efforts to reduce all categories of expense. A portion of the decrease in SG&A is a result of structural changes that the company has initiated in 2001. The benefits of these structural changes that began in 2001 are expected to continue into 2002.

The Company's reported earnings (loss) before interest, taxes, depreciation, amortization and before non-recurring expenses ("adjusted EBITDA") of $(1,801,000) for the year ended December 31, 2001 compared to $(2,767,000) for the corresponding period in 2000. This improvement in adjusted EBITDA supports the Company's decision to divest of its non-core business segments which were not adding value to overall results.

Management Discussion and Analysis of Results of Operations

(all figures below and in the attached schedules are stated in U.S. dollars)

Net income (loss) from continuing operations for the year ended December 31, 2001 was $(7,174,000) or $(1.08) per share on a basic and diluted basis compared to $(4,228,000) or $(0.69) per share on a basic and diluted basis for the corresponding period in 2000. Net income (loss) for the year 2001 includes non-recurring expenses of $4,243,000 representing the writedown of property, plant, equipment, goodwill and the recovery of restructuring costs.

Discontinued Operations

Sales revenues from discontinued operations were $5,245,000 for the year ended December 31, 2001 compared to $5,683,000 for the year ended December 31, 2000.

Net income (loss) from discontinued operations for the year ended December 31, 2001 was $(1,579,000) or $(0.24) per share on a basic and diluted basis compared to $(2,221,000) or $(0.37) per share on a basic and diluted basis for the corresponding period in 2000.

Liquidity and Capital Resources

At December 31, 2001 the Company has a working capital deficit of $502,000 compared to a working capital deficit of $15,000 at December 31, 2000. The Company has cash and cash equivalents of $226,000 at December 31, 2001 compared to $296,000 at December 31, 2000. Net cash used in operating activities was $2,426,000, consisting primarily of operating losses for the year before items not involving cash. Net cash used in financing activities consisted of repayment of long-term debt which amounted to $2,453,000. Net cash provided by investing activities was $4,703,000 which consisted primarily of proceeds received on the sale of its home and office business assets in the amount of $4,224,000. The Company also collected a long term receivable in the amount of $605,000 which had been carried at $502,000.

Subsequent Events

In February 2002, Clearly Canadian announced that its U.S. subsidiary, CC Beverage, completed the sale of its production facility assets located in Burlington, Washington to Advanced H2O, Inc. ("AH2O") of Bellevue, Washington.

AH2O acquired CC Beverage's production facility assets and bottling plant lease for a total of $4,348,600 U.S., which purchase price included $2,130,000 U.S. in cash, the assumption of CC Beverage's indebtedness (industrial revenue bond note) of approximately $2,155,000 U.S. and the assumption of certain capital equipment leases of approximately $63,600 U.S.

In addition to the purchase price referred to above, AH2O purchased CC Beverage's "Cascade Clear" water business for an aggregate of $2 million U.S., which purchase price will be paid to CC Beverage based on a percentage of the gross sales earned by AH2O over time, subject to a minimum payment of $100,000 U.S. per year.

Also, CC Beverage sold its private label co-pack (bottling) business to AH2O. For such business AH2O will pay CC Beverage a percentage of the gross profits received by AH2O from the private label business over the next five years (up to a maximum payment of $125,000 U.S. per year and a minimum payment of $62,500 U.S. per year).

Management Discussion and Analysis of Results of Operations

(all figures below and in the attached schedules are stated in U.S. dollars)

As part of the transaction, AH2O has agreed to provide CC Beverage with "at cost" co-packing (bottling) services for ten years (5 year initial term and 5 year renewal term) for up to 1,500,000 cases per year of carbonated beverages and 250,000 cases per year of non-carbonated beverages.

The Company intends to use the proceeds from the sale to AH2O for general working capital purposes, to reduce debt and to provide additional funding for the marketing and distribution of its beverages, including the continued roll-out of Reebok fitness water beverage in the United States.

As a result of this divestiture to AH20, the Company has significantly reduced the number of its employees and has centralized its administration and operations staff into its head office in West Vancouver, Canada. It is expected that the positive results of these changes will be reflected in lower selling, general and administrative expense in future periods.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian's corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. Shareholders will find the Company's policies outlined in the information circular which accompanies the Notice of the Annual General Meeting.

Cautionary Statements

This Annual Report contains certain statements that are not historical facts and are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and includes the Company's expectations regarding the amount and timing of payments under the transaction with AH20 as referred to herein and the Company's expectations regarding the revenues to be generated through the sale of its beverage products, including the Company's most recent product initiative, Reebok beverage products, and the benefits of these transactions and the Company's product initiatives on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

March 6, 2002

Management's Responsibility for Financial Reporting

The consolidated financial statements and the information contained in the annual report have been prepared by the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with Canadian and United States generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related reporting matters prior to approval of the financial statements.

Douglas L. Mason
Chief Executive Officer

Stuart R. Ross
Chief Financial Officer

March 6, 2002

Auditors' Report

To the Shareholders of
Clearly Canadian Beverage Corporation

We have audited the consolidated balance sheets of Clearly Canadian Beverage Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada

March 6, 2002

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events, such as the going concern uncertainty described in note 1 to the financial statements. Our report to the shareholders dated March 6, 2002 is expressed in accordance with Canadian and United States reporting standards. Canadian reporting standards do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada

Consolidated Balance Sheets

As at December 31, 2001 and 2000
(in thousands of United States dollars, except where indicated)

	2001 $	2000 $
ASSETS		
Current assets		
Cash and cash equivalents	**226**	296
Accounts receivable (note 6)	**2,334**	2,825
Inventories (note 6)	**2,304**	2,115
Prepaid expenses, deposits and other assets	**111**	146
	4,975	5,382
Long-term investments (note 7)	**152**	87
Distribution rights (note 8)	**1,913**	2,179
Long-term receivable (note 9)	**–**	502
Property, plant and equipment (note 6)	**9,978**	16,516
Goodwill (note 10)	**–**	3,277
	17,018	27,943
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities (note 6)	**5,130**	4,704
Current portion of long-term debt (note 11)	**347**	693
	5,477	5,397
Long-term debt (note 11)	**3,252**	5,427
Other liabilities	**–**	39
	8,729	10,863
SHAREHOLDERS' EQUITY		
Capital stock (notes 12 and 13)		
Authorized		
200,000,000 common shares without par value		
10,000,000 preferred shares with a par value of CA$1 each		
Issued		
7,013,982 (2000 – 7,013,982) common shares without par value		
Outstanding		
6,640,682 (2000 – 6,640,682) common shares without par value	**58,208**	58,208
Warrants		
692,740 (2000 – 692,740)	**423**	423
Cumulative translation adjustment (note 14)	**(1,358)**	(1,320)
Deficit	**(48,984)**	(40,231)
	8,289	17,080
	17,018	27,943

Going concern (note 1)
Commitments and contingencies (note 17)
Subsequent event (note 21)

Approved by the Board of Directors

Director

Director

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2001, 2000 and 1999
(in thousands of United States dollars, except where indicated)

	Capital stock			Cumulative		Total share-
	Number of shares outstanding	Amount $	Warrants $	translation adjustment $	Deficit $	holders' equity $
Balance – December 31, 1998	6,418,682	53,737	256	(1,983)	(19,123)	32,887
Shares repurchased under normal course issuer bids	(244,700)	(269)	–	–	–	(269)
Share cancellation (note 12)	–	4,714	–	–	(4,714)	–
Share repurchase and consolidation costs	–	(11)	–	–	–	(11)
Loss for the year	–	–	–	–	(9,945)	(9,945)
Exchange difference	–	–	–	1,018	–	1,018
Balance – December 31, 1999	6,173,982	58,171	256	(965)	(33,782)	23,680
Issued November 2000 at CA$0.88 per unit (note 12)	595,000	182	167	–	–	349
Shares repurchased under normal course issuer bids (note 12)	(128,300)	(137)	–	–	–	(137)
Share issue costs	–	(8)	–	–	–	(8)
Loss for the year	–	–	–	–	(6,449)	(6,449)
Exchange difference	–	–	–	(355)	–	(355)
Balance – December 31, 2000	6,640,682	58,208	423	(1,320)	(40,231)	17,080
Loss for the year	–	–	–	–	(8,753)	(8,753)
Exchange difference	–	–	–	(38)	–	(38)
Balance – December 31, 2001	6,640,682	58,208	423	(1,358)	(48,984)	8,289

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Consolidated Statements of Operations

For the years ended December 31, 2001, 2000 and 1999
(in thousands of United States dollars, except where indicated)

	2001 $	2000 $	1999 $
Sales	**23,257**	23,247	31,418
Cost of sales	**14,671**	15,022	21,385
Gross profit	**8,586**	8,225	10,033
Selling, general and administration expenses	**10,387**	10,992	12,465
Amortization	**1,105**	1,199	1,731
Loss before the following	**(2,906)**	(3,966)	(4,163)
Interest on long-term debt	**-**	53	(97)
Other income (expense) – net	**(25)**	(380)	501
Gain on sale of assets	**-**	65	460
Writedown of property, plant and equipment (note 6)	**(2,235)**	–	–
Writedown of goodwill (note 10)	**(2,111)**	–	–
Restructuring charges (note 15)	**103**	–	(5,430)
Loss from continuing operations before income taxes	**(7,174)**	(4,228)	(8,729)
Provision for income taxes (note 16)	**-**	–	249
Loss for the year from continuing operations	**(7,174)**	(4,228)	(8,978)
Loss for the year from discontinued operations (note 4)	**(1,579)**	(2,221)	(967)
Loss for the year	**(8,753)**	(6,449)	(9,945)
Basic and diluted loss per share (expressed in dollars) (note 2)	**(1.32)**	(1.06)	(1.55)

Going concern (note 1)

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2000 and 1999
(in thousands of United States dollars, except where indicated)

	2001 $	2000 $	1999 $
Cash flows from operating activities			
Loss for the year	(8,753)	(6,449)	(9,945)
Items not involving cash (note 19(a))	5,956	2,642	6,375
	(2,797)	(3,807)	(3,570)
Changes in non-cash working capital balances related to operations (note 19(b))	371	2,321	2,357
	(2,426)	(1,486)	(1,213)
Cash flows from financing activities			
Repayment of long-term debt	(2,453)	(1,231)	(548)
Proceeds from the issuance of long-term debt	–	784	–
Proceeds from issuance of capital stock and warrants	–	349	–
Cost of issuance of capital stock	–	(8)	–
Payment to repurchase shares	–	(137)	(269)
Share consolidation costs	–	–	(11)
	(2,453)	(243)	(828)
Cash flows from investing activities			
Proceeds from sale of home and office business (note 4)	4,224	–	–
Proceeds from collection of long-term receivable	605	–	–
Proceeds on sale of property, plant and equipment	156	285	–
Acquisition of a long-term investment	(21)	–	–
Purchase of property, plant and equipment	(261)	(1,012)	(3,361)
Acquisition of home and office business (note 3)	–	(200)	–
Proceeds from settlement of legal claim	–	–	1,256
Proceeds on sale of long-term investments	–	–	2,476
Decrease (increase) in restricted cash	–	500	(500)
	4,703	(427)	(129)
Effect of exchange rates on cash and cash equivalents	106	(163)	907
Decrease in cash and cash equivalents	(70)	(2,319)	(1,263)
Cash and cash equivalents – Beginning of year	296	2,615	3,878
Cash and cash equivalents – End of year	226	296	2,615
Interest paid	178	384	236
Taxes paid	–	80	354

Supplementary cash flow information (note 19)

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

1 Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

The Company had a loss of $8,753,000 for the year ended December 31, 2001, net current liabilities of $502,000 and an accumulated deficit of $48,984,000 at year-end. Negative cash flows from operations for the year ended December 31, 2001 of approximately $2,426,000 have been funded primarily from the disposition of its home and office water business and collection of the long-term receivable. Substantially all the Company's operating assets are pledged as collateral for various debt instruments. At the year-end date, the Company has cash and cash equivalents of $226,000 and an available line of credit of $750,000, which expires in July 2002. The Company has agreed, as a condition of the extension of this line of credit, that any proceeds from the sale, if any, of certain assets will be used to repay the line of credit and other long-term debt.

Management believes that there is sufficient cash and financing options available to fund the Company's ongoing operations and to repay its obligations in the normal course; however, the current financial position and past results of operations indicate that, under generally accepted accounting principles, there is substantial doubt about the appropriateness of that going concern assumption.

Management has taken steps to improve the Company's financial results and cash flows. These steps include the sale of its home and office water business and the production facility assets located in Burlington, Washington, the Cascade Clear product and co-pack business, reducing the number of employees, and relocating its administration operations to Vancouver, Canada. Management is confident that it will be able to secure the necessary financing and improve operating cash flows to enable the Company to continue as a going concern, however, there is no assurance that management will be successful in achieving these objectives. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2 Summary of significant accounting policies

Nature of operations
The Company produces, distributes and markets beverage products and flavoured beverages. The Company's products are sold principally in the United States and Canada, but are available throughout the world.

Principles of accounting
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP). The differences as they affect the Company are described in note 22.

Consolidation
These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation, 546274 Alberta Ltd., and Blue Mountain Springs Ltd. CC Beverage (US) Corporation was formed through the merger of Cascade Clear Water Co. and Clearly Canadian Beverage (US) Corporation (effective December 31, 1998).

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

In view of the consolidated nature of these financial statements, the term "Company", as used herein, is sometimes used to refer to all of the consolidated companies collectively and where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

Foreign currency translation

The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders' equity.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the year.

Revenue recognition

Revenue is recognized at the time that shipment of product to the customer is confirmed, provided that collectibility is reasonably assured.

Inventories

Inventories are valued at the lower of cost and net realizable value. Effective January 1, 1999, the Company changed the method of determination of cost from first-in, first-out to weighted average. The difference resulting from this change was not material.

Long-term investments

Long-term investments are recorded at cost less writedowns for impairment of value that is other than temporary.

Distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and have been amortized on a straight-line basis over a 10-year period. When events or circumstances indicate that the carrying amount may not be recoverable, management assesses the carrying value of distribution rights based on the undiscounted future cash flow from operating results.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization of significant asset classes is provided primarily as follows:

Buildings	30 years straight-line
Equipment	5 - 15 years straight-line
Leasehold improvements	on a straight-line basis over the term of the lease

When events or circumstances indicate that the carrying amount may not be recoverable, management assesses the carrying value of property, plant and equipment based on its net recoverable amount.

Goodwill

Goodwill represents the excess of the purchase price of businesses acquired over the fair value of the identifiable assets acquired and has been amortized over a period of 15 years. When events or circumstances indicate that the carrying amount may not be recoverable, management assesses the appropriateness of the goodwill balance based on the estimated undiscounted future cash flow from operating results.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

Stock-based compensation plan

The Company has a stock option plan, which is described in note 13. No compensation expense is recognized when stock options are issued pursuant to the plan. Consideration paid for stock on exercise of stock options is credited to capital stock.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits with an original maturity date from date of purchase of less than three months.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's best estimates as additional information becomes available in the future.

Financial instruments

The Company's instruments consist of cash and cash equivalents, accounts receivable, long-term receivable, accounts payable and accrued liabilities, and long-term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Management estimates that the fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are measured using tax rates that are expected to apply to taxable income in the periods in which the future income tax liability or asset is expected to be settled or realized.

Advertising costs

The Company expenses advertising costs at the time it incurs them, and expenses the cost of media advertising at the time the advertising first takes place.

Loss per share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period of 6,640,682 (2000 – 6,101,170; 1999 – 6,398,263). Diluted loss per share is computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive. The following table provides a reconciliation between basic and diluted loss per share:

	2001	2000	1999
Weighted average shares outstanding	**6,640,682**	6,101,170	6,398,263
Effect of convertible debt	**1,521,739**	1,129,032	484,765
Effect of warrants and options	**(549,503)**	(516,154)	–
Weighted average diluted shares outstanding	**7,612,918**	6,714,048	6,883,028

Diluted earnings per share has not been separately disclosed since the conversion of the convertible notes and exercise of stock options and warrants would be anti-dilutive. The calculation for determining diluted loss per common share excludes a maximum of 1,443,740 (2000 – 985,185; 1999 – 1,028,141) additional common shares issuable pursuant to options and warrants.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

3 Acquisition and subsequent disposal of Home Service Networks Inc.

On April 3, 2000, the Company acquired certain assets and liabilities of Home Service Networks Inc., a company providing home and office water delivery services in the United States, and incorporated them into CC Beverage (US) Corporation. Details of the aggregate consideration given and the fair value of the net assets acquired are as follows:

	$
Assets acquired – at fair values	
Current assets	47
Capital assets	162
Goodwill	994
	1,203
Less: Current liabilities	103
Net assets acquired	1,100
Consideration	
Cash	200
Promissory note payable (note 11)	900
	1,100

This acquisition was accounted for using the purchase method, and accordingly, these consolidated financial statements include the results of operations from the date of acquisition. The Company amortized goodwill over a period of 15 years.

The Company disposed of these assets and liabilities on April 30, 2001 (see note 4).

4 Discontinued operations

During the year ended December 31, 2001, the Company disposed of the home and office five gallon water business and entered into an agreement to dispose of the private label co-pack bottling business and related assets. For reporting purposes, the results and the assets and liabilities of these two business segments have been presented as discontinued operations. Accordingly, prior year figures have been restated to reflect this change.

Ⓐ Home and office five gallon water business

On April 30, 2001, the Company sold the assets of the home and office five gallon water business for $4,824,000. Details of the aggregate consideration and assets disposed of are as follows:

	$
Consideration	
Cash	4,500
Assumption of accounts payable	324
	4,824
Assets disposed of	
Current assets	357
Capital assets	1,089
Goodwil	922
	2,368
Closing costs	243
Gain on sale of assets	2,213

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

18 Private label co-pack bottling business and production facility

On October 5, 2001, the measurement date, the Company adopted a formal plan to dispose of its production facility assets located in Burlington, Washington and its private label co-pack bottling business. On February 22, 2002, the Company completed the disposal of this business (see note 21). By disposing of the production facility assets, the Company is not able to continue with bottling for private label customers.

Summarized below is selected financial information for the discontinued operations:

Loss from discontinued operations

	2001 **$**	2000 $	1999 $
Sales	**5,245**	5,683	5,187
Loss from discontinued operations before measurement date, net of writedowns and income taxes	**1,394**	2,221	967
Gain on sale of assets from discontinued operations	**(2,213)**	–	–
Loss and writedown of assets from discontinued operations subsequent to measurement date	**2,398**	–	–
	1,579	2,221	967
Provision for income taxes	**-**	–	–
Loss from discontinued operations	**1,579**	2,221	967
Basic and diluted loss per share from discontinued operations	**(0.24)**	(0.37)	(0.15)

Balance sheet

	2001 **$**	2000 $
Assets		
Current assets		
Accounts receivable	**423**	298
Inventory	**389**	426
	812	724
Property, plant and equipment – net of accumulated amortization	**3,895**	7,670
Goodwill – net of accumulated amortization	**-**	944
	4,707	9,338
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**742**	739
Long-term liabilities	**2,382**	4,825
	3,124	5,564
Net assets of discontinued operations	**1,583**	3,774

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

5 Cash and cash equivalents

The Company has a $750,000 (2000 – $750,000) operating line of credit available with a United States bank that has a term ending July 2002. This line of credit, bearing interest at prime plus 0.375%, was collateralized by a $500,000 deposit balance and commercial security agreement. During the year ended December 31, 2000, management applied the deposit balance against the outstanding loan balance, reducing the outstanding deposit balance and the collateral provided by the deposit for the line of credit to $nil. During the year ended December 31, 2001, the Company did not utilize its operating line of credit.

6 Balance sheet components

Accounts receivable

	2001 **$**	2000 $
Continuing operations		
Trade accounts receivable – net of allowance of $57,000 (2000 – $32,000)	**1,442**	1,752
Rebates and claims recoverable	**76**	553
Other	**393**	222
Discontinued operations		
Trade accounts receivable	**423**	231
Other	**–**	67
	2,334	2,825

Inventories

	2001 **$**	2000 $
Continuing operations		
Finished goods	**1,365**	904
Raw materials	**550**	785
Discontinued operations		
Finished goods	**146**	110
Raw materials	**243**	316
	2,304	2,115

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

Property, plant and equipment

				2001
	Cost $	Accumulated amortization $	Writedown $	Net $
Continuing operations				
Land and water sources	5,554	–	2,235	3,319
Buildings	2,575	1,048	–	1,527
Equipment	4,472	3,338	–	1,134
Leasehold improvements	106	3	–	103
Discontinued operations				
Buildings	2,713	494	700	1,519
Equipment	5,813	2,138	1,299	2,376
	21,233	7,021	4,234	9,978

			2000
	Cost $	Accumulated amortization $	Net $
Continuing operations			
Land and water sources	5,632	–	5,632
Buildings	2,574	963	1,611
Equipment	4,472	3,067	1,405
Leasehold improvements	986	788	198
Discontinued operations			
Buildings	2,713	399	2,314
Equipment	8,220	2,864	5,356
	24,597	8,081	16,516

During the year ended December 31, 2001, the Company wrote down land and water sources, buildings and equipment by $4,234,000 to their net recoverable amount, which is equivalent to their estimated net realizable value. The carrying value represents management's best estimate of the net recoverable amount of the land and water sources. If the assumptions used by management are not borne out, it is reasonably possible that the net recoverable amount of the asset would differ from the value recorded by a material amount.

At December 31, 2001, the net book value of equipment held under capital lease is $97,000 (cost – $132,000; accumulated amortization – $35,000) (2000 – $662,437; cost – $916,737; accumulated amortization – $254,300).

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

Accounts payable and accrued liabilities

	2001 $	2000 $
Continuing operations		
Trade accounts payable	**3,939**	3,403
Accrued liabilities	**449**	562
Discontinued operations		
Trade accounts payable	**564**	344
Customer deposits	**–**	328
Accrued liabilities	**178**	67
	5,130	4,704

7 Long-term investments

Long-term investments comprise common shares in publicly traded companies and an investment in a limited partnership.

Included in long-term investments is $60,500 (2000 – $64,000) related to investments in a company with common directors and $69,000 (2000 – $nil) related to an investment in a limited partnership of which certain directors of the Company and a company with common directors own limited partnership interest. During the year ended December 31, 2000, the Company wrote down its long-term investments by $316,000 to reflect an other than temporary impairment in value. This charge was included in other expenses.

At December 31, 2001, the book value of investments exceeds market value by $47,856 (2000 – book value exceeds market value by $10,282).

8 Distribution rights

	2001 $	2000 $
Cost	**4,084**	4,084
Accumulated amortization	**(2,171)**	(1,905)
Net	**1,913**	2,179

9 Long-term receivable

	2001 $	2000 $
Term loan to bottler	**–**	502

During the year ended December 31, 2001, the Company received payments in the amount of $605,000 towards the term loan to a bottler. The recovery of prior year writedowns of $103,000 is included in restructuring charges.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

10 Goodwill

	2001 **$**	2000 $
Continuing operations		
Cost	**3,329**	3,329
Accumulated amortization	**(1,218)**	(996)
Writedown	**(2,111)**	–
Discontinued operations		
Cost	**–**	994
Accumulated amortization	**–**	(50)
	–	3,277

At December 31, 2001, the Company wrote down the goodwill in the Cascade Clear brand by $2,111,000 to $nil. This impairment is a result of the uncertainty relating to the ultimate collection of the proceeds that the Company will receive from the sale of the brand, as described in note 21.

11 Long-term debt

	2001 **$**	2000 $
Continuing operations		
Convertible promissory notes, unsecured, non-interest bearing, repayable semi-annually commencing March 1997, repayable in cash or shares at the option of the Company. Balance withheld of CA$1,750,000 (see note 17(e))	**1,099**	1,167
Mortgage payable with land and buildings pledged as collateral, interest bearing at 6.45%, repayable at CA$1,299 per month, maturing in August 2002	**118**	128
Discontinued operations		
Letter of credit, with equipment, inventories and accounts receivable pledged as collateral, bearing interest at a variable floating rate averaging 2.91% in 2001, maturing in December 2007	**2,310**	2,610
Capital leases payable in equal monthly installments of $3,592 including principal and interest at rates ranging from 9% to 12%, collateralized by certain machinery and equipment, maturing through 2003	**72**	315
Promissory note payable, collateralized by a general security agreement, bearing interest at prime rate, repayable monthly until December 2001 at $15,000 and $10,000 per month, including principal and interest, thereafter, due April 2010	**–**	839
Note payable with a building pledged as collateral, bearing interest at the index (as published by the Federal Resource Board on U.S. Treasury Securities adjusted to a constant maturity of 3 years) plus 4.75%. Repayable at $8,488 per month until May 1, 2008, with a final payment of $662,552 at that date	**–**	770
Notes payable with equipment pledged as collateral, bearing interest at prime rate plus 3/8% to prime rate plus 1%, maturing at dates between August 2004 and May 2005	**–**	291
	3,599	6,120
Less		
Current portion Continuing operations	**5**	5
Current portion Discontinued operations	**342**	688
	3,252	5,427

The fair value of the long-term debt is estimated at $3,365,000.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

Long-term debt maturities in each of the next five years are as follows:

	Continuing operations $	Discontinued operations $
Year ending December 31		
2002	5	342
2003	5	344
2004	5	359
2005	5	346
2006 and thereafter	1,197	991
	1,217	2,382

The minimum lease payments under the capital leases for future years are as follows:

	$
Year ending December 31	
2002	33
2003	25
2004	25
2005	6
2006 and thereafter	1
	90
Less: Interest	(18)
	72

12 Capital stock

During the year ended December 31, 2000, the Company repurchased 128,300 (1999 – 244,700) shares under normal course issuer bids for a total cost of $137,000 (1999 – $269,000). These purchases were approved by the appropriate regulatory authorities. These shares are excluded from the number of outstanding shares. The Company has not cancelled these shares.

Effective February 22, 1999, the Company completed the consolidation of its common shares on a 4.25 old share for 1 new share basis. Share information herein is shown on a consolidated basis. In addition, during the year ended December 31, 1999, the Company cancelled 372,612 shares from treasury, which it had purchased between January 1, 1992 and December 31, 1995 for a cost of $10,914,000. The difference of $4,714,000 between the cost and assigned value of $6,200,000 has been recorded as an increase in capital stock and an increase to the deficit.

During the year ended December 31, 2000, the Company issued 595,000 units consisting of 595,000 common shares and 595,000 warrants. Each warrant is exercisable to acquire one share for CA$1.10 until November 24, 2005. The fair value of the warrants of $167,000 has been deducted from the total proceeds of $349,000 and the remainder of $182,000 is recorded as capital stock.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

13 Stock options, warrants and Shareholders' Rights Plan

Stock options

Under a stock option plan, the Company may grant options to eligible directors and employees of the Company, provided that the number of shares issuable does not exceed 1,750,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company's board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company's board of directors, provided that the exercise price is not less than the average closing price of the Company's shares traded through the facilities of the Toronto Stock Exchange for the 10 trading days preceding the date on which the options are granted. All current options vested on issuance.

A summary of the status of the Company's stock option plan as at December 31 is presented below:

	2001		2000		1999	
	Shares (000)	**Weighted average exercise price CA$**	Shares (000)	Weighted average exercise price CA$	Shares (000)	Weighted average exercise price CA $
Outstanding – Beginning of year	**912**	**1.66**	930	6.28	706	8.26
Granted	**480**	**1.19**	25	1.05	276	1.50
Expired	**(21)**	**1.71**	(43)	1.75	(52)	7.71
Outstanding – End of year	**1,371**	**1.49**	912	1.66	930	6.28
Options exercisable at year-end	**1,371**	**1.49**	912	1.66	930	6.28

During the year ended December 31, 2000, the Company repriced an aggregate of 654,443 previously granted director and employee share options to an exercise price of CA$1.75.

The following table summarizes information about options outstanding and exercisable at December 31, 2001:

Range of exercise prices CA$	Number at December 31, 2001 (000)	Weighted average remaining contractual life (years)	Weighted average exercise price CA$
1.75	602	3.8	1.75
1.50	274	8.0	1.50
1.35	90	9.6	1.35
1.15	380	9.1	1.15
1.05	25	8.9	1.05
1.05 - 1.75	1,371	6.6	1.49

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

Warrants

The following table summarizes information about purchase warrants outstanding:

Exercise price per share	Balance December 31, 1999	Granted	Exercised	Expired/ cancelled	Balance – December 31, 2000 and 2001	Expiry Date
US$7.44	97,740	–	–	–	97,740	January 2003
CA$1.10	–	595,000	–	–	595,000	November 2005
	97,740	595,000	–	–	692,740	

Shareholders' Rights Plan

At the Company's Annual General Meeting held December 1, 1989, the shareholders approved the adoption of certain shareholder protection measures to deter coercive and/or unfair takeover tactics or offers and to encourage potential acquirers in any takeover attempts to negotiate directly with the Company's board of directors. Specifically, the shareholders approved and the Company subsequently implemented (i) a "Rights Plan," the terms of which are contained within a "Rights Agreement" dated October 1, 1990, and (ii) a "Supermajority Amendment," which now forms part of the Company's articles.

The Rights Plan was for an initial term of 10 years and expired on December 31, 1999. At the Company's Annual General Meeting held June 24, 1999, the shareholders approved the re-adoption and extension of the Rights Plan for a further term of 10 years (expiry date December 31, 2009).

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company's shares at 50% of the market price at the time of the occurrence of certain "Triggering Events." Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company's directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a "Qualified Offer." A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company's directors as being in the best interest of the Company and its shareholders.

14 Cumulative translation adjustment

Unrealized translation adjustments, which arise on the translation to United States dollars of assets and liabilities of the Company's self-sustaining operations, resulted in an unrealized translation loss of $38,000 for the year ended December 31, 2001 (2000 – loss of $355,000). The movement in the translation adjustment in the current year reflects the relative weakening of the Canadian dollar.

15 Restructuring charges

During the year ended December 31, 1999, the Company incurred restructuring charges of $5,430,000, comprising the following:

- $371,000 as a charge to operations for a retirement allowance to a member of management
- $2,111,000 as a writedown of inventory to its estimated net realizable value to reflect discontinued production and distribution of certain products
- $2,414,000 to write down the value of distribution rights subsequent to reassessment of their value by the Company
- $534,000 to write down the value of the long-term receivable to reflect the estimated recoverable amount, of which the Company recovered $103,000 during the year ended December 31, 2001.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

16 Corporate income taxes payable

Income taxes

Ⓐ The following table reconciles income taxes calculated at a combined Canadian federal/provincial tax rate with the income tax provision in the consolidated financial statements.

	2001	2000	1999
	$	$	$
Combined statutory rate	**45%**	45%	45%
	$	$	$
Income taxes at statutory rate	**(3,939)**	(2,902)	(4,362)
Tax effect of			
Future tax asset not recognized	**3,918**	2,843	2,849
Large corporations tax	**–**	–	27
Non-deductible amounts and other – net	**21**	59	1,735
Provision	**–**	–	249

The Company has non-capital losses totalling approximately $27,484,000 (2000 – $24,109,000; 1999 – $16,921,000) that may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements to the extent that the Company believes that they are recoverable. The right to claim these losses begins to expire in 2002. In addition, the Company has capital losses totalling approximately $1,664,000 available to offset future capital gains (2000 – $1,718,000; 1999 – $1,767,000).

Ⓑ The net future income tax balance comprises the following:

	2001	2000	1999
	$	$	$
Future income tax assets and (liabilities)			
Non-capital losses	**11,752**	10,849	7,614
Distribution rights	**1,558**	1,349	1,235
Share issue costs	**12**	30	109
Long-term investments	**230**	235	182
Property, plant and equipment	**408**	(545)	(421)
Other	**68**	36	40
Net future income tax asset	**14,028**	11,954	8,759
Less: Valuation allowance	**(14,028)**	(11,954)	(8,759)
	–	–	–

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

17 Commitments and contingencies

Ⓐ Operating leases

The Company has entered into operating leases for certain office equipment and premises. Total payments required under these leases are as follows:

	$
2002	167
2003	167
2004	167
2005	167
2006 and thereafter	463

Ⓑ Purchase commitments

The Company has inventory purchase commitments of $781,000 (2000 – $609,000) at December 31, 2001.

In addition, the Company has $nil (2000 – $86,000) of capital asset commitments at December 31, 2001 relating to the expansion of the bottling facilities.

Ⓒ Licensing agreement

During 2001, Reebok International Ltd. (Reebok) has granted a license to the Company to distribute a Reebok branded beverage in the United States, Canada and the Caribbean. The License Agreement is for an initial term of three years, together with three two-year renewal terms and is subject to certain performance obligations. Under the License Agreement, the Company will pay Reebok a royalty based on a percentage of net sales of the Reebok branded beverage.

Ⓓ Management, employment and consulting contracts

The Company has contracts for terms of two to five years with certain senior officers, directors and companies controlled by directors and officers. These contracts require the Company to pay employment, management and consulting fees totalling approximately $942,000 per year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and companies controlled by directors and officers in the event of termination of the contracts by the Company without cause. As at December 31, 2001, the minimum aggregate obligation to be assumed by the Company in these circumstances is approximately $2,687,000 (2000 – $3,447,000).

During 2001, the shareholders approved the amendment of certain management contracts to reduce the ongoing fees payable. In exchange, the Company agreed to pay to the companies controlled by the applicable directors a total of $418,213 in cash and $64,287 in common shares of a publicly traded company currently held by the Company.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

(E) Dispute with Ralph Moyal

In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company's Ontario subsidiary, Blue Mountain Springs Ltd. (Blue Mountain), and Gerry McGrath. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain for CA$4,500,000 from the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors), who are the daughters of the defendant, Gerry McGrath. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement by which it acquired the shares in Blue Mountain. The Company has delivered a statement of defence, counterclaim and crossclaim in which it has claimed damages against Moyal, as a result of the registration of the certificate of pending litigation, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions. In connection with the Share Purchase Agreement, the Company has withheld certain payments to the Vendors based on the Company's indemnity and set off rights thereunder and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company's purchase of Blue Mountain. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

(F) Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton's and Continental's allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

(G) Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company's future operations or financial position.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

18 Pension costs and obligations

The Company has defined contribution pension plans for senior management and other employees. The pension costs are charged to operations as contributions fall due. Contributions are a defined amount for the senior management plan and based upon a set percentage of salary for the other plan.

Total pension expense for the year ended December 31, 2001 was $70,000 (2000 – $495,000; 1999 – $722,000).

19 Supplementary cash flow information

	2001 $	2000 $	1999 $
(A) Items not involving cash			
Loss (gain) on sale of investments and property, plant and equipment	**80**	(65)	(402)
Gain on sale of home and office business	**(2,213)**	–	–
Gain on settlement of legal claim	**–**	–	(452)
Assets written down	**6,345**	648	5,059
Gain on settlement of long-term receivable	**(103)**	–	–
Change in future income taxes	**–**	–	249
Amortization of property, plant and equipment	**1,405**	1,618	1,315
Amortization of goodwill and distribution rights	**481**	487	653
Amortization of deferred lease inducement	**(39)**	(46)	(47)
	5,956	2,642	6,375
(B) Changes in non-cash working capital balances related to operations			
Accounts receivable	**525**	1,563	(97)
Inventories	**(189)**	182	1,350
Prepaid expenses, deposits and other assets	**35**	367	490
Accounts payable and accrued liabilities	**27**	197	962
Corporate income taxes payable	**(27)**	12	(348)
	371	2,321	2,357
(C) Non-cash investing and financing activities			
Acquisition of capital assets by capital lease	**57**	32	207
Acquisition of a business	**–**	900	–
Long-term investment obtained through settlement of accounts payable	**18**	–	–
Acquisition of long-term investment through settlement of accounts receivable	**50**	–	–
	125	932	207

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

20 Segmented information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry and management uses geographic areas to monitor the business. The "other" segment represents sales outside North America. Most of these sales are to Europe.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2001 $	2000 $	1999 $
Sales			
Canada			
Total sales	**2,722**	2,890	9,981
Less: Sales to other segments	**(77)**	(31)	(4,938)
Sales to external customers	**2,645**	2,859	5,043
United States			
Total sales	**22,791**	22,726	28,155
Less: Sales to other segments	**(2,659)**	(3,557)	(3,970)
Sales to external customers – continuing operations	**20,132**	19,169	24,185
Other			
Sales to external customers	**480**	1,219	2,190
Continuing operations – external customers	**23,257**	23,247	31,418
Discontinued operations – external customers	**5,245**	5,683	5,187

(Loss) earnings from continuing operations

	2001 $	2000 $	1999 $
Canada	**(1,896)**	(2,665)	(5,329)
United States	**(977)**	(1,295)	808
Other	**(33)**	(6)	358
	(2,906)	(3,966)	(4,163)

Non-recurring income (charges)

	2001 $	2000 $	1999 $
Canada	**(4,243)**	–	(2,770)
United States	**–**	–	(2,660)
Other	**–**	–	–
	(4,243)	–	(5,430)

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

	2001 $	2000 $
Assets		
Canada	**5,468**	7,751
United States	**11,522**	20,049
Other	**28**	143
	17,018	27,943
Property, plant and equipment additions		
Canada	**179**	137
United States	**139**	907
Other	**–**	–
	318	1,044

Goodwill relates solely to acquisitions in the United States.

With respect to third parties, the Company does not have one customer that represents more than 10% of net sales. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

21 Subsequent event

On February 22, 2002, the Company finalized the sale of certain production facility assets and bottling plant lease located in Burlington, Washington, the Cascade Clear water business, and the private label co-pack bottling business.

The Company sold the production facility assets for $4,348,600 consisting of $2,130,000 in cash, the assumption of long-term debt of $2,155,000 and the assumption of certain capital leases of $63,600.

The Company sold the Cascade Clear water business for $2,000,000. The purchaser will pay the Company the agreed proceeds based on a percentage of gross sales of Cascade Clear products with a minimum payment of $100,000 per year commencing December 31, 2002. At December 31, 2005, if the Company has received less than $500,000, then the purchaser must make an additional lump sum payment to take the proceeds earned to $800,000. At the end of each year, the purchaser has the option to not make the minimum payments and if not paid, the Company can elect to repurchase the Cascade Clear brand for $1.

The Company sold the co-pack business for a minimum payment of $62,500 per year for the next five years, providing there is no substantial loss of the co-pack business. The actual payments are based on a percentage of gross profit of the co-pack business up to a maximum of $125,000 per year for the next five years (see note 4).

In addition, the purchaser has agreed to provide the Company with "at cost" co-pack (bottling) services for ten years (five-year initial term and five-year renewal term) for up to 1,500,000 cases per year of carbonated beverages and 250,000 cases per year of non-carbonated beverages.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

22 Reconciliation to accounting principles generally accepted in the United States of America

As disclosed in the summary of significant accounting policies, these consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those principles and practices the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

Under U.S. GAAP, the Company would report its consolidated statements of operations as follows:

	2001 $	2000 $	1999 $
Loss under Canadian GAAP	**(8,753)**	(6,449)	(9,945)
Incremental costs (d)	**51**	9	39
Loss under U.S. GAAP	**(8,702)**	(6,440)	(9,906)
Unrealized holding gains (losses) (b)	**(38)**	847	187
Foreign currency translation adjustments (note 14)	**(38)**	(355)	1,018
Comprehensive loss under U.S. GAAP (c)	**(8,778)**	(5,948)	(8,701)
Basic and diluted loss per share before comprehensive income (loss) adjustments (expressed in dollars)	**(1.31)**	(1.06)	(1.55)

Under U.S. GAAP, the Company would report the consolidated statements of shareholders' equity as follows:

	2001 $	2000 $
Shareholders' equity under Canadian GAAP	**8,289**	17,080
Foreign currency adjustments (a)	**(544)**	(544)
Unrealized holding losses (b)	**(48)**	(10)
Incremental costs (d)	**(229)**	(280)
Shareholders' equity under U.S. GAAP	**7,468**	16,246

No differences arise between U.S. and Canadian GAAP in the presentation of the cash flow.

(A) Change in reporting currency

Under U.S. GAAP, a change in reporting currency would require a restatement of prior years' financial statements using a weighted average exchange rate for each year in the statements of operations, and current and historical rates for monetary and non-monetary assets and liabilities on the balance sheets.

Under Canadian GAAP, when there is a change in reporting currency, comparative information is translated at a rate of convenience.

(B) Unrealized holding gains (losses)

Under U.S. GAAP, the long-term investments in publicly traded companies would be shown at fair market value. Unrealized holding gains or losses are recorded in other comprehensive income. Under Canadian GAAP, such long-term investments are recorded at cost less any impairment in value that is other than temporary.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

(C) Comprehensive income (loss)

Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income (loss) consists of net loss and other comprehensive income (loss). The accumulated balance of other comprehensive income is included in the equity section of the balance sheets. The Company's other comprehensive income consists of foreign exchange adjustments.

(D) Incremental costs

Under U.S. GAAP, consultants' fees would be considered incremental costs and would not be capitalized, as Canadian GAAP permits, but would be recorded as a period expense.

(E) Writedown of inventory

Under U.S. GAAP, the writedown of inventory of $nil (2000 – $nil; 1999 – $2,111,000) would be reported as part of cost of sales. Canadian GAAP does not have this requirement.

(F) Advertising costs

U.S. GAAP requires separate disclosure of advertising costs. In the year ended December 31, 2001, the Company spent $2,361,000 on advertising (2000 – $2,448,000; 1999 – $3,522,000).

(G) Stock compensation plan

Under Canadian GAAP, the Company does not measure compensation expense in connection with the granting or repricing of options.

Under U.S. GAAP, the Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock compensation to employees and directors. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation is recognized at the time of the initial grant. If the exercise price of a fixed stock option award is reduced after December 15, 1998, FASB Interpretation No. 44 (FIN 44) requires that the option award be accounted for as variable from the date of the modification to the date the award is exercised, is forfeited or expires unexercised. Accordingly, the Company records compensation expense or recovery for such modified options calculated as the amount of the change in the intrinsic value of the options from the time of the modification to the date the modified option is exercised, is forfeited or expires.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensations," (SFAS 123) requires the Company to provide pro forma information regarding net income and earnings per share as if compensation for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimates the fair value of each stock option at the grant date or measures variable compensation for options subject to modification and requiring variable accounting from the date of modification by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the year ended December 31, 2001: dividend yield of $nil (2000 – $nil); expected volatility of 85% (2000 – 85%; 1999 – 70%); risk-free interest rate of 4.99% (2000 – 5.3%; 1999 – 4.7%); and expected life of 6.6 years (2000 – 6.2 years; 1999 – 7.1 years).

During the year ended December 31, 2000, the Company repriced its options. The Company is now required to use the variable compensation method of accounting for stock options. Since the exercise price exceeded the market value of shares at the end of the year, the Company has not recorded a stock-based compensation charge (2000 – nil).

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (figures in tables are in thousands of United States dollars, except where indicated)

Under the accounting provisions of SFAS 123, the Company's U.S. GAAP loss of $8,702,000 would have been increased to a loss of $8,974,000 (2000 – $6,440,000; 1999 – $9,906,000). Basic and diluted loss per share would have been increased to a loss per share of $1.35 (2000 – $1.06; 1999 – $1.55).

The weighted average fair value of options granted during the year was CA$0.88 (2000 – CA$0.88).

(t) Recent pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets and the Canadian Institute of Chartered Accountants (CICA) issued CICA 1581, Business Combinations, and CICA 3162, Goodwill and Other Intangible Assets. These new standards eliminate pooling as method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of intangible assets recorded in the Consolidated Balance Sheet upon adoption. SFAS No. 141 and CICA 1581 are effective for business combinations initiated from July 1, 2001. SFAS No. 142 and CICA 3062 will be adopted on January 1, 2002.

Also issued in June 2001 was SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The company is analyzing the impact of SFAS No.144 and will adopt the standard on January 1, 2002.

In November 2001 the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The company is analyzing the impact of Section 3870 and will adopt the Section on January 1, 2002.

Corporate Information

Corporate Governance
Shareholders will find the Company's corporate governance policy discussed in detail in the Information Circular, which accompanies the Notice of Annual General Meeting.

Board of Directors
Douglas L. Mason, Chairman
Gerald M. Astor
James J. Duffy
Glen D. Foreman
Neville W. Kirchmann
Bruce E. Morley
Stuart R. Ross
Nigel G. Woodall

Corporate Officers
Douglas L. Mason
Chief Executive Officer and President

Stuart R. Ross
Chief Financial Officer

Bruce E. Morley
Chief Legal Officer and Secretary

Tom Koltai
Chief Operating Officer

Jonathan Cronin
Vice-President, Marketing,
CC Beverage (U.S.) Corporation

Corporate Head Office
Clearly Canadian Beverage Corporation
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail: info@clearly.ca

U.S. Office
CC Beverage (U.S.) Corporation
P.O. Box 326
Burlington, WA 98233
1-800-735-7180 (in U.S.A. and Canada)

Stock Exchange
Toronto Stock Exchange (CLV)
OTCBB (CCBC)

Internet
www.clearly.ca

Investor Information
Clearly Canadian Beverage Corporation
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail: investor@clearly.ca

Shareholder Assistance, Transfer Agent, Registrar and Dividend Disbursing Agent
Pacific Corporate Trust Company
Vancouver, British Columbia, Canada
1-877-288-6822

Annual General Meeting
Monday, June 24, 2002 at 10:00 a.m.
2nd Floor, Conference Center
888 Dunsmuir Street
Vancouver, British Columbia, Canada

Auditors
Pricewaterhouse Coopers LLP
Chartered Accountants
Vancouver, British Columbia, Canada

Corporate and Securities Legal Counsel
McCullough O'Connor Irwin,
Vancouver, British Columbia, Canada

General Legal Counsel
Boughton Peterson Yang Anderson
Vancouver, British Columbia, Canada

clearly canadian
beverage corporation

2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail: info@clearly.ca